Martin H. Dodd

General Counsel

Direct: 860-298-6212

Fax: 860-298-6323

Email: mdodd@trcsolutions.com

January 24, 2011

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

Re:          TRC Companies, Inc.

Registration Statement on Form S-3

Filed December 1, 2010 and Amended

As of January 7, 2011

File No. 333-170909

Dear Mr. Ingram:

This morning I spoke by telephone with Erin Jaskot in your office.  We received your letter dated December 15, 2010 and responded to the comments therein on January 7, 2011.  We understand from Ms. Jaskot that the Commission has cleared those comments, and we may proceed to make the Registration Statement effective.

Accordingly, we hereby request that the Registration Statement be effective as of the earliest practical time on Friday, January 28, 2011.  In connection with this request, we acknowledge that:

•                  should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind consideration.

Very truly yours,

/s/ Martin H. Dodd
Martin H. Dodd

MHD/pah

cc:  Erin Jaskot